Exhibit 99.3

SEA CONTAINERS LTD.
Offer to Exchange its 12 1/2% Senior Notes due 2009
for Any or All of its Outstanding
12 1/2% Senior Subordinated Debentures due 2004

                    , 2003

To Securities Brokers and Dealers, Commercial Banks,
    Trust Companies and Other Nominees:

        Sea Containers Ltd. is making an offer to exchange its 12 1/2% Senior Notes due 2009 (the "New Notes") for any or all of its outstanding 12 1/2% Senior Subordinated Debentures due 2004 (the "Old Debentures"), as described in the enclosed prospectus dated                    , 2003 (the "Prospectus"), and the enclosed letter of transmittal.

        We are asking you to contact your clients for whom you hold Old Debentures registered in your name or in the name of your nominee or who hold Old Debentures registered in their own names.

        Sea Containers will pay a soliciting brokers' fee to registered broker/dealers for soliciting tenders of Old Debentures pursuant to this exchange offer, equal to 1% of the aggregate principal amount of the Old Debentures which they tender on behalf of their customers and which Sea Containers accepts for exchange Also, you will be reimbursed for customary mailing and handling expenses incurred by you in forwarding any of the enclosed materials to your clients. Sea Containers will pay any transfer taxes applicable to the exchange of Old Debentures for New Notes in the exchange offer, except as otherwise provided in Instruction 5 to the letter of transmittal.

        Enclosed are copies of the following documents:

  1.
  The prospectus.

  2.
  The letter of transmittal for your use and for the information of your clients.

  3.
  A form of letter which may be sent to your clients for whose accounts you hold Old Debentures registered in your name or the name of your nominee, with space provided for obtaining such clients' instructions with regard to this exchange offer.

  4.
  A return envelope addressed to The Bank of New York, the exchange agent.

        Your prompt action is required. This exchange offer will expire at 5:00 p.m., New York City time, on                    , 2003, unless Sea Containers extends it. You may withdraw tendered Old Debentures at any time prior to 5:00 p.m., New York City time, on                    , 2003, or thereafter in certain circumstances.

        To participate in this exchange offer, the exchange agent must receive, prior to the expiration of the exchange offer, either (1) book-entry confirmation of a valid book-entry transfer, or (2) certificates for Old Debentures and a duly executed and properly completed letter of transmittal, together with any other required documents described in the letters of transmittal and the prospectus.

        You may obtain additional copies of the enclosed material from The Bank of New York, the exchange agent (telephone 1-212-815-5788).

                      Very truly yours,

                      SEA CONTAINERS LTD.

Nothing in this letter of transmittal or in the enclosed documents will make you or any person an agent of Sea Containers or the exchange agent, or authorize you or any other person to make any statements on behalf of either of them with respect to this exchange offer, except for statements expressly made in the Prospectus or the letter of transmittal.